October 28, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:     Suzanne Hayes

Re:      Xenetic Biosciences, Inc. Registration Statement No. 333-211249

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 26, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for October 28, 2016 at 4:00 p.m. Eastern time in accordance with Rule 461 of the Securities Act of 1933, as amended.

As the underwriter of the proposed public offering, we hereby respectfully withdraw our request for acceleration of the effectiveness of the above-referenced Registration Statement set forth in our October 26, 2016 letter.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By: /s/ David Strupp

Name: David Strupp

Title: Managing Director

cc:	Michael Maline, Goodwin Procter LLP
Mitchell D. Goldsmith, Taft Stettinius & Hollister
M. Scott Maguire, Xenetic Biosciences, Inc.
Jeremy Stonehill, Taft Stettinius & Hollister